Exhibit 12


                         ADVANTA CORP. AND SUBSIDIARIES
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                             (Dollars in Thousands)

                                     Three Months Ended              Six Months Ended
                                         30-Jun-98                      30-Jun-98
                                   ----------------------        -----------------------
                                     1998           1997           1998           1997
                                   --------       -------        --------       --------
Net Earnings                       $ 9,471        $ 5,419        $428,257       $(14,401)
Federal and state
     income taxes                    4,006          1,884         (17,452)        (5,006)
Earnings before income taxes        13,477          7,303         410,805        (19,407)

Fixed charges:
  Interest                          36,226         79,797         103,771        151,259
  One-third of all rentals             588          1,006           1,423          1,825
  Preferred stock dividend of
     subsidiary trust                2,248          2,248           4,495          4,495
  Total fixed charges               39,062         83,051         109,689        157,579

  Earnings before income
     taxes and fixed charges        52,539         90,354         520,494        138,172

Ratio of earnings to fixed
     charges (A)                     1.35x          1.09x           4.75x        (B)

(A) For purposes of computing these ratios, "earnings" represent income before income taxes plus fixed charges. "Fixed charges" consist of interest expense, one-third (the proportion deemed representative of the interest factor) of rental expense on operating leases, and preferred stock dividends of subsidiary trust.

(B) For the six months ended June 30, 1997, earnings were inadequate to cover fixed charges. The deficiency was approximately $19.4 million.